               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                          SCHEDULE 13D/A


            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*


                       UCBH Holdings, Inc.
_________________________________________________________________
                        (Name of Issuer)


                          Common Stock
_________________________________________________________________
                 (Title of Class of Securities)


                           90262T10 0
_________________________________________________________________
                         (CUSIP Number)


                          John M. Stein
                         507 Carew Tower
                         441 Vine Street
                     Cincinnati, Ohio  45202
                         (513) 241-6166
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                         March 21, 2001
_________________________________________________________________
              (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Page 1 of 3 Pages

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CUSIP No. 90262T10 0          1D                  2 of 3 pages
_________________________________________________________________
1)   Names of Reporting Persons S.S. or I.R.S. Identification
     Nos. of Above Persons

                     Financial Stocks, Inc.
                           85-0366665
_________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)
     (a) [ ]
     (b) [ ]

_________________________________________________________________
3)   SEC Use Only

_________________________________________________________________
4)   Source of Funds (See Instructions)


_________________________________________________________________
5)   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]

_________________________________________________________________
6)   Citizenship or Place of Organization


 _______________________________________________________________
|                     |                                         |
| NUMBER OF SHARES    |  7) Sole Voting Power            42,080 |
| BENEFICIALLY OWNED  |_________________________________________|
| BY EACH REPORTING   |  8) Shared Voting Power               0 |
| PERSON WITH         |_________________________________________|
|                     |  9) Sole Dispositive Power       42,080 |
|                     |_________________________________________|
|                     | 10) Shared Dispositive Power          0 |
|_______________________________________________________________|

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                             42,080
_________________________________________________________________
12)  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions) [ ]

_________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11)

                              0.4%
_________________________________________________________________
14)  Type of Reporting Person (See Instructions)


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     This statement relates to the Common Stock ("Common
Stock"), of UCBH Holdings, Inc. (the "Issuer"). The name and address of the principal executive offices of the Issuer are as follows:

               UCBH Holdings, Inc.
               711 Van Ness Ave.
               San Francisco, CA  94102


          The person filing this statement is Financial Stocks, Inc., an Ohio corporation ("FSI"). FSI's business address is 507
Carew Tower, 441 Vine Street, Cincinnati, Ohio 45202.

          FSI is a registered investment advisor and acts as general partner of Financial Stocks Private Equity Fund 1998 L.P.
("1998 Fund") and certain other investment partnerships.

         This filing amends the Schedule 13D previously filed by FSI with respect to the Issuer. Item 5 of such Schedule 13D is hereby amended as follows:

Item 5.   Interest in Securities of the Issuer.
          ____________________________________

         All shares of Common Stock held for the 1998 Fund were distributed to the general and limited partners of the 1998 Fund on March 21, 2001. An aggregate of 42,080 shares, representing 0.4% of the Issuer's Common Stock outstanding as of February 16, 2001, were distributed to FSI, as general partner of the 1998 Fund, and to a director and executive officer of the 1998 Fund.


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              FINANCIAL STOCKS, INC.


March 23, 2001                By: /s/ John Stein
_________________                 _____________________
    Date                          John Stein, President